
February 28, 2011

Stephen Ross
Chief Financial Officer
Remedent, Inc.
Zuiderlaan 1-3 bus 8, 9000
Ghent, Belgium

> **Re:** **Remedent, Inc.**
> **Form 10-K for the year ended March 31, 2010**
> **Filed July 13, 2010**
> **Form 10-Q for the quarterly period ended December 31, 2010**
> **File No. 1-15975**

Dear Mr. Ross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2010

Intellectual Property, page 12

1. In future filings, please disclose the duration of the two patents mentioned in the second paragraph of this section.

Regulatory Issues, page 15

2. In future filings, please add a section to disclose the regulation of your products in China.

Management's Annual Report on Internal Control Over Financial Reporting, page 39

3. We note that in your report on Internal Control Over Financial Reporting, your management conducted an evaluation of your "disclosure controls and procedures" and determined that your "disclosure controls and procedures" were effective. Please note that Item 308(T) of Regulation S-K requires an evaluation of your internal control over financial reporting.

    If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting.

    In addition, please consider whether management's failure to complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

    Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, states that failure to provide management's report on internal controls over financial reporting renders the annual report materially deficient.

4. In addition we note that you did not identify the framework used by your management to evaluate the effectiveness of your internal control over financial reporting. Please ensure that any amended disclosure regarding your internal control over financial reporting clearly identifies the framework used by your management to evaluate your internal control over financial reporting. Refer to paragraph (a)(2) of Item 308(T) of Regulation S-K.

5. It appears that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask you to provide us with information that will help us answer the following questions:

a) Please tell us how you evaluate and assess internal control over financial reporting:
*   In connection with your process to determine whether your internal control over financial reporting is effective, please describe whether and how you considered controls to

Stephen Ross
Remedent, Inc.
February 28, 2011
Page 3

address financial reporting risks that are relevant to all locations where you have operations.

- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

b) Please tell us how you maintain your books and records and prepare your financial statements:

- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c) Please tell us the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

d) If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

e) If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or

evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

    f)   Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Directors, Executive Officers and Significant Employees, page 40

6. In future filings, please provide the disclosure required by Item 401(e) of Regulation S-K regarding the qualifications of your directors to serve in their positions.

Related Transactions, page 47

7. In future filings, please expand the third paragraph on page 49 to describe the services provided by Mr. De Vreese.

8. In future filings, please expand the second paragraph on page 50 to identify the director who owns a minority interest in IMDS.

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

9. Please revise your revenue recognition policy in future filings to specially address your actual revenue generating activities. Please disclose the material terms of your revenue generating agreements, including any post shipment obligations and customer acceptance provisions, as applicable. Explain how these obligations impact the timing of your revenue recognition.

10. As a related matter, we note the significance of your licensing agreements. Clearly explain the point at which you recognize the various payments under your agreements (e.g. upfront fees, development fees, paid-up royalties, milestone payments, etc,) to revenue, citing any authoritative literature upon which you are relying.

Warranties, page F-10

11. We note that you provide warranties for a period of 18 months following shipment. Please revise future filings to provide the disclosures required by paragraph 460-10-50-8(c) of the FASB Accounting Standards Codification or otherwise revise future filings to clearly explain why such disclosure is not required.

Note 3 – Restructuring of OTC Business, page F-14

12. We note that you restructured your Over-The-Counter ("OTC") business. In connection with this restructuring, please address the following:

   - Clearly explain to us how you are accounting for your remaining interest in the OTC business, citing any authoritative literature upon which you relied.
   - We note that you recognized a non operating gain of $2,830,953 on this transaction. Please provide us with a detailed calculation of the gain you recognized and explain your basis for recognizing a non-operating gain.

Note 4 – Acquisition of Glamtech-USA, Inc., page F-15

13. We note that you acquired 100% of Glamtech's outstanding common stock in exchange for 1,000,000 restricted shares of your common stock. Please explain to us how you accounted for this transaction, citing any authoritative literature upon which you relied.

Note 5 – Acquisition of Glamsmile Asia Ltd., page F-16

14. We note that on January 1, 2010, you acquired a 50.98% interest in Glamsmile Asia Ltd. Please provide us with all of the disclosures required by section 805-10-50 of the FASB Accounting Standards Codification or tell us why additional disclosures are not required.

15. Further to the above, it appears as though the majority of the consideration paid was allocated to goodwill. Clearly explain to us how you considered the guidance set forth in paragraphs 805-10-55-4 through 9 of the FASB Accounting Standards Codification in determining that you acquired a business that would result in goodwill being recorded.

Note 6 – Distribution Agreements, page F-16

Den-Mat Distribution Agreement, page F-16

16. We note that as a condition to closing the distribution agreement you were required to issue Den-Mat 3,378,379 common stock warrants. Given this, please tell us if you considered accounting for the upfront payments received as consideration for the 3,378,379 warrants issued (i.e. a financing transaction).

17. As a related matter, please tell us why you expensed the full value of the warrants as non-operating expense upon execution of the distribution agreement, citing the authoritative literature you relied on.

18. Please tell us how you accounted for the initial Den-Mat payment of $2,425,000 citing the authoritative literature you relied on.

19. Please revise future filings and tell us whether you have received any of the payments subsequent to the initial payment of $2,425,000 and how you are accounting for the payments.

20. We note that you agreed to execute and deliver to Den-Mat a registration rights agreement, "which as of March 31, 2009 has not yet been filed." Please tell us and revise future filings to disclose when the registration rights agreement has been or is expected to be filed. If the registration rights agreement has not been filed, please tell us whether or not you are in default of the distribution agreement and the impact on the distribution agreement and your accounting for the distribution agreement.

Note 12 – Soca Networks Singapore ("Soca"), page F-21

21. We note that you agreed to purchase a 20% interest in Soca for a price $750,000. Further, we note that as of March 31, 2010 you had advanced $375,000 to Soca as a down payment and expect to make the remaining payment of $375,000 during fiscal year 2011 upon closing of the final agreement. Given that as of March 31, 2010 you have not made the final payment of $375,000, please explain to us why you have valued your investment at the full purchase price of $750,000.

Note 13 – Licensed Patents, page F-21

Teeth Whitening Patents, page F-21

22. We note under the license agreement for your teeth whitening patents, you are subject to an annual minimum royalty of $100,000 per year. We further note that you accrue this royalty when "it becomes payable to inventory" and therefore no provision has been made for this obligation. Given that this agreement was executed in 2004 and requires an annual minimum royalty payment, please clarify for us why you have not made any minimum annual royalty payments and clearly indicate when these payments will commence.

Note 15 – Long Term Debt, page F-23

23. We note that you lease manufacturing equipment under capital leases. Please revise future filings to provide the disclosures required by paragraph 840-30-50-1b of the FASB Accounting Standards Codification.

Note 22 – Segment Information, page F-27

24. Please revise future filings to provide disclosure of your tangible long-lived assets located in your country of domicile and located in all foreign countries. If assets in an individual foreign country are material, those assets shall be disclosed separately. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification. Provide us with your proposed revised disclosures.

Note 24 – Financial Instruments, page F-28

25. We note that your long term investments are valued using level 3 inputs. Please revise future filings to disclose the inputs and valuation technique(s) used to measure the fair value of your long term investments. Refer to paragraph 820-10-50-3(e) of the FASB Accounting Standards Codification. Provide us with your proposed revised disclosures.

Exhibits

26. We note that you have been issued orders granting confidential treatment for several agreements referred to in your exhibit index, such as the order issued on September 25, 2008 regarding the royalty provisions in the stock purchase agreement filed as exhibit 4.2 to your Form 8-K filed on August 28, 2008. However, you do not note in your exhibit index that confidential treatment has been granted. Please revise.

Exhibit 21.1

27. It appears that the list of your subsidiaries in exhibit 21.1 is not consistent with the disclosure in the last paragraph on page 1 and in the second paragraph on page 2 of your Form 10-K. For example, the disclosure on page 1 that Concordia Fund B.V. owns the remaining 25% of Sylphar Holding BV appears to conflict with exhibit 21.1 that Sylphar Holding BV is a wholly-owned subsidiary. Also, exhibit 21.1 does not refer to your acquisition of 50.98% of Glamsmile Asia Ltd. which you refer to mentioned on page 2 of your Form 10-K. Please advise or revise.

Form 10-Q for the quarterly period ended December 31, 2010

Condensed Consolidated Statements of Operations, page 2

28. We note that for the periods ended December 31, 2009, you have increased the weighted average shares in your fully diluted presentation to reflect additional shares even though you incurred a net loss for the period. Please explain to us why you believe these additional shares would have a dilutive effect on your EPS or revise your future filings accordingly. Refer to paragraph 260-10-45-17 of the FASB Accounting Standards Codification.

29. As a related matter please revise your footnote disclosures in your future filings to also disclose the number of potentially dilutive shares which were excluded from your computation of earnings per share in accordance with paragraph 260-10-50-1(c) of the FASB Accounting Standards Codification.

Note 15 – Accrued Liabilities, page 15

30. We note the significant increase in your advances and deposits and other accrued expenses. Please explain to us the nature and significant terms of any material advances and deposits and other accrued expenses you have. Revise your future filings as necessary.

Item 4T. Controls and Procedures, page 23

Disclosure Controls and Procedures, page 23

31. We note your statement that "… any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objective..." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney at (202) 551-3602 or Tim Buchmiller, Reviewing Attorney at (202) 551-3635 with any other questions. In this regard, do not hesitate to contact me at (202)551-3643 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief